
April 5, 2022

Victoria Dolan
Chief Financial Officer
REVLON INC /DE/
One New York Plaza
New York, NY 10004

> **Re: REVLON INC /DE/**
> **Registration Statement on Form S-3**
> **Filed March 31, 2022**
> **File No. 333-264032**

Dear Ms. Dolan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John C. Kennedy